A4
3/25/2004

SECU 04017503 MMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-41750

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 27 2004

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Essex National Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
215 Gateway Road West
(No. and Street)

Napa	CA	94558
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen V. Ciancarelli, CFO/SVP **(212) 326-9744**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

ATH OR AFFIRMATION

Stephen V. Ciancarelli, swear (or affirm) that, to the est of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Essex National Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company or any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a ustomer, except as follows:

Stephen V. Ciancarelli
Signature

Chief Financial Officer / Sr. Vice President
Title

Lucille Pellicane
Notary Public

LUCILLE PELLICANE
Notary Public, State of New York
No. 01PE6053037
Qualified in Kings County
Term Expires January 2, 20 07

his report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Essex National Securities, Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 700,490
Receivable from clearing broker	861,773
Marketable securities, at fair value	118,910
Commissions receivable	364,763
Due from affiliates	318,663
Due from parent	111,517
Other assets	365,093
Total assets	$ 2,841,209
Liabilities and stockholder's equity	
Liabilities:	
Due to affiliates	$ 128,607
Commissions payable	617,736
Accounts payable and accrued expenses	59,461
Total liabilities	805,804
Stockholder's equity:	
Common stock, no par value, 200 shares authorized, issued and outstanding	
Additional paid-in capital	1,154,565
Retained earnings	880,840
Total stockholder's equity	2,035,405
Total liabilities and stockholder's equity	$ 2,841,209

See accompanying notes.